SECURITIES AND EXCHANGE COMMISSION

                      Washington, DC  20549



                           SCHEDULE 13G


           Under the Securities Exchange Act of 1934


                        (Amendment No. 6)




                     Jones Apparel Group, Inc.
                         (Name of Issuer)


             Common Stock, par value $0.01 per share
                   (Title of Class of Securities)


                           480074 10 3
                          (CUSIP Number)




  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.



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

CUSIP No. 480074 10 3

1.   Name of Reporting Person:
               Sidney Kimmel

     SS or IRS Identification No. of Above Person
               ###-##-####

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

     (a)  [  ]

     (b)  [  ]

3.   SEC Use Only ...........................................[ ]

4.   Citizenship or Place of Organization:         United States

Number of          5.   Sole Voting Power:           14,290,500
Shares Bene-
ficially           6.   Shared Voting Power:         -
owned by
Each Reporting     7.   Sole Dispositive Power:      14,290,500
Person
                   8.   Shared Dispositive Power:    -

9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person:  14,290,500 <F1>

10.  Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares (See Instructions)......................[X]<F1>

11.  Percent of Class Represented by Amount in Row 9: 13.6%

12.  Type of Reporting Person (See Instructions): IN


<F1> Amount reported for item 9 excludes 600,000 shares held by The Sidney
     Kimmel Foundation for which Mr. Kimmel disclaims beneficial ownership of such shares and includes 1,800,000 shares held by Bristol
     Rittenhouse Associates, LP, which is controlled by Mr. Kimmel.


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

Item 1 (a)     Name of Issuer
               Jones Apparel Group, Inc.

Item 1 (b)     Address of Issuer's Principal Executive Offices:
               250 Rittenhouse Circle
               Keystone Park
               Bristol, PA 19007

Item 2 (a)     Name of Person Filing:
               Sidney Kimmel

Item 2 (c)     Citizenship: United States

Item 2 (d)     Title of Class of Securities:
               Common Stock, par value $0.01 per share

Item 2 (e)     CUSIP Number: 480074 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is a:
               Not Applicable.

Item 4.        Ownership (as of December 31, 1998).

                                                    Ordinary Shares

     (a)  Amount Beneficially
          Owned:                                    14,290,500

     (b)  Percent of Class<F2>                      13.6%

     (c)  Number of shares as
          to which such person has:

            (i)     sole power to vote or
                    to direct the vote              14,290,500

           (ii)     shared power to vote
                    or to direct the vote              --

          (iii)     sole power to dispose or
                    to direct the disposition of    14,290,500

           (iv)     shared power to dispose
                    or direct the disposition of       --


<F2> Based on 104,859,946 shares of Common Stock outstanding as of November 6,
     1998 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 27, 1998.

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

Item 5.        Ownership of Five Percent or Less of a Class [ ]

Item 6. Ownership of More than Five Percent on Behalf of another Person.
                         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                         Not Applicable

Item 8.        Identification and Classification of Members of the
               Group.
                         Not Applicable

Item 9.        Notice of Dissolution of Group.
                         Not Applicable

Item 10.       Certification.
                         Not Applicable



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

Signature

  After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.





                                   /s/  Sidney Kimmel
                                   ------------------
                                   Sidney Kimmel
Dated:  February 18, 1999


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